November 17, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Thomas Jones

Re:	L&F Acquisition Corp.
Registration Statement on Form S-1
Filed October 15, 2020, as amended
File No. 333-249497

Dear Mr. Jones:

The undersigned, as the sole underwriter, hereby respectfully requests that the Securities and Exchange Commission withdraw the acceleration request for L&F Acquisition Corp.’s Registration Statement on Form S-1, requesting effectiveness at 4:00 p.m. Eastern Time on November 17, 2020, or as soon thereafter as practicable.

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[Signature page follows]

Very truly yours,

JEFFERIES LLC

By:	/s/ Tina Pappas
	Name:	Tina Pappas
	Title:	Managing Director